Exhibit 99(c)(1)
COMPLETE APPRAISAL
SUMMARY APPRAISAL REPORT OF
FOX RUN APARTMENTS
PLAINSBORO, NEW JERSEY 08536
PREPARED FOR:
AIMCO
4582 S. ULSTER STREET PARKWAY
DENVER, COLORADO 80237
As of:
January 19, 2007
KTR JOB NO. 7-6-06519C

March 9, 2007

Ms. Martha Long
Senior Vice President
Apartment Investment and Management Company
4582 S. Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

Re:	Fox Run Apartments
60 Fox Run Drive
Plainsboro, New Jersey 08536
Dear Ms. Long:
At your request, KTR Valuation & Consulting Services, LLC has appraised the above referenced property. The purpose of the appraisal is to estimate the Market Value of the leased fee interest in the subject property, free and clear of financing, as of January 19, 2007.
The subject property consists of a 46.409-acre site improved with a 776-unit garden apartment complex comprised of 58 two-story buildings. The property is known as Fox Run Apartments and was constructed in 1972 and 1973. The property contains a mix of one and two-bedroom unit types, with an average unit size of 713 square feet. The property has a good suburban location in a primarily residential setting near parks and schools. Quality and condition are average.
The following report contains information considered relevant to the valuation of the property and the methods by which collected data have been analyzed in arriving at our value conclusion. Our analysis included an inspection of the premises, interviews with knowledgeable market participants, a review of historical income and expense statements, the current rent roll, and other relevant financial and market information. As an income-producing property, greatest reliance is placed upon the value derived through the Income Capitalization Approach, with support provided by the conclusion rendered through implementation of the Sales Comparison Approach.
This appraisal report has been prepared in order to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the Uniform Standards of Professional Appraisal Practice (USPAP) for a Complete Appraisal in Summary Report format. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser’s opinion of value. Supporting documentation not presented herein has been retained in the appraiser’s file. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated herein.
Continued...
33 Wood Avenue South, Suite 600, Iselin, NJ 08830
t e l 732.321.4235 • f a x 732.321.6562
w w w . f i r s t a m . c o m

Ms. Martha Long	March 9, 2007
Apartment Investment and Management Company	Page 2
The attached Summary Appraisal Report describes our investigation and analyses, together with Certification, Basic Assumptions and Limiting Conditions, upon which we have based our opinion that the market value of the Leased Fee Estate of the subject property, as of January 19, 2007, was:
ONE HUNDRED TWO MILLION THREE HUNDRED THOUSAND DOLLARS
($ 102,300,000)
It has been a pleasure to be of service to you. Please do not hesitate to call with any questions you may have regarding our assumptions, observations or conclusion.
Very truly yours,
KTR VALUATION & CONSULTING SERVICES, LLC

By:	John J. DeFoe, MAI
Senior Managing Director
NJ Certification #RG01246

Fox Run Apartments	January 19, 2007
Plainsboro, New Jersey	Page i
CERTIFICATE OF VALUE
I, John J. DeFoe, MAI certify that to the best of my knowledge and belief:
The statements of fact contained in this appraisal are true and correct.
The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.
I have no present or prospective interest in the property that is the subject property of this appraisal, and I have no personal interest or bias with respect to the parties involved.
My compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event
My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation, the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute, and Title XI (and amendments) of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) effective August 9, 1990.
I have made a personal inspection of the property that is the subject of this appraisal. No one provided significant professional assistance in the completion of this appraisal.
This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.
I have the knowledge and experience necessary to perform this appraisal assignment and have previously appraised this type of property.
As of the date of this appraisal, I have completed the requirements under the continuing education program of the Appraisal Institute.
The use of this report is subject to the requirements of the Appraisal Institute relating to review its duly authorized representatives.
KTR VALUATION & CONSULTING SERVICES, LLC

By:	John J. DeFoe, MAI
Senior Managing Director
NJ Certification #RG01246

Fox Run Apartments	January 19, 2007
Plainsboro, New Jersey	Page ii
BASIC ASSUMPTIONS AND LIMITING CONDITIONS
This Appraisal Report is subject to underlying assumptions and limiting conditions qualifying the information contained in the Report as follows:
The valuation estimates apply only to the property specifically identified and described in the ensuing Report.
Information and data contained in the Report, although obtained from public record and other reliable sources and where possible, carefully checked by the Appraiser, are accepted as satisfactory evidence upon which rests the final expression of property value.
The Appraiser has made no legal survey nor has he commissioned one to be prepared and therefore, reference to a sketch, plat, diagram or previous survey appearing in the Report is only for the purpose of assisting the reader in visualizing the property.
It is assumed that all information known to the client and relative to the valuation has been accurately furnished and that there are no undisclosed leases, agreements, liens or other encumbrances affecting the use of the property.
Ownership and management are assumed to be competent and in responsible hands.
No responsibility beyond reasonableness is assumed for matters of a legal nature, whether existing or pending.
Information identified as being furnished or prepared by others is believed to be reliable but no responsibility for its accuracy is assumed.
The Appraiser, by reason of this appraisal, shall not be required to give testimony as an expert witness in any legal hearing or before any court of law unless justly and fairly compensated for such service.
By reason of the Purpose of the Appraisal or Function of the Report herein set forth, the value reported is only applicable to the Property Rights Appraised and the Appraisal Report should not be used for any other purpose.
Disclosure of the contents of this report is governed by the by-laws and Regulations of the Appraisal Institute.
Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation or other potentially hazardous materials may affect the value of the property. Any value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

Fox Run Apartments	January 19, 2007
Plainsboro, New Jersey	Page iii
In arriving at the value set forth in this appraisal no consideration has been given to the effect of state, local or federal income and gains taxes or of occupancy, hotel, capital levy, gift, estate, succession, inheritance or similar taxes which may be imposed upon any owner, lessee, or mortgagee by reason of any sale, conveyance, transfer, leasing, hypothecation, mortgage, pledge or other disposition of the appraised property.
The appraiser was not provided architectural plans for the subject property, thus the square footage as indicated on the rent roll, marketing brochures, and unit mix provided by the client has been utilized. In the event this information is inaccurate, we reserve the right to modify this appraisal if so warranted.
This report has been prepared exclusively for the use of our client, Apartment Investment and Management Company. It is not to be relied upon by any third party for any purpose.

Fox Run Apartments	January 19, 2007
Plainsboro, New Jersey	Page iv
SUBJECT PROPERTY PHOTOGRAPH

Fox Run Apartments	January 19, 2007
Plainsboro, New Jersey	Page v
LOCATION MAP

Fox Run Apartments	January 19, 2007
Plainsboro, New Jersey	Page vi
ADDENDA
Additional Subject Photographs
Tax Map
Aerial Photograph
Appraiser Qualifications

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 1
EXECUTIVE SUMMARY

Property:	Fox Run Apartments

Location:	60 Fox Run Drive, Plainsboro, New Jersey 08536

Purpose of Appraisal:	To estimate the Market Value of the subject property as of the date of value.

Date of Value:	January 19, 2007

Date of Report:	March 9, 2007

Interest Appraised:	Leased Fee Estate

Description of Property:	The subject property consists of a 46.409-acre site improved with a 776- unit garden apartment complex comprised of 58 two-story buildings. The property is known as Fox Run Apartments and was constructed in 1972 and 1973. The property contains a mix of one and two-bedroom unit types, with an average unit size of 713 square feet. The property has a good suburban location in a primarily residential setting near parks and schools. Quality and condition are average.

Zoning:	The subject site is located within the PCD Planned Development Zone. The subject is a legal conforming use within this district.

Flood Zone:	According to the FEMA Flood Insurance Rate Map Number 340275 0004B, dated June 19, 1985, all or nearly all the subject site is located within Zone C, an area of minimal flooding. It appears that a small area of the southern portion of the site which borders Plainsboro Pond may lie within Zone A, an area of 100-year flooding. Since this Portion of the site is unimproved, its potential location in a flood zone does not diminish the utility or marketability of the existing improvements. A survey is recommended to definitively determine the subject’s flood zone status.

Highest and Best Use:	Multifamily residential development.

Marketing Period:	Less than 12 months

Final Estimate of Market Value, by Approach
Cost Approach:	N/A
Sales Comparison Approach:	$102,400,000
Income Approach:	$102,300,000
Final Estimate of Market Value:	$102,300,000

Fox Run Apartments	January 19, 2007
Plainsboro, New Jersey	Page 2
INTRODUCTION AND PREMISES OF THE APPRAISAL
SCOPE OF THE ASSIGNMENT
According to the Appraisal Institute’s Code of Professional Ethics and Uniform Standards of Professional Appraisal Practice, the scope of the appraisal is cited as “the extent of the process of collecting, confirming, and reporting data” included in an appraisal report. The scope of this appraisal employs all applicable appraisal techniques and constitutes a Complete Appraisal as defined by USPAP. The presentation of data, analyses and conclusions are presented in summary report format.
The data included in this report has been researched from the subject property’s influencing market. County and City officials were interviewed regarding taxes, zoning requirements, flood zone information, demographic data, planned construction, recently completed developments, and other economic impacting events. Market participants, including real estate brokers and property managers, were consulted regarding market parameters and activity. Lenders as well as investor surveys were consulted regarding investment parameters. The Sales Comparison and Income Capitalization Approaches to value have been performed in estimating the Market Value of the subject. Leasing agents for the competitive complexes were interviewed regarding property specific information. Supply and demand factors affecting the local market have been analyzed.
PURPOSE AND USE OF APPRAISAL
The purpose of the appraisal is to estimate the market value of the leased fee estate in the subject property as of January 19, 2007. It is for the internal use of AIMCO to facilitate asset evaluation.
PROPERTY RIGHTS APPRAISED
The property interest appraised is that of the Leased Fee Estate. A Leased Fee Estate is defined by The Dictionary of Real Estate Appraisal, Second Edition AIREA, as:
“An ownership interest held by a landlord with the right of use and occupancy conveyed by lease to others; the rights of lessor (the leased fee owner) and leased fee are specified by contract terms contained within the lease.”
MARKETING PERIOD
The value conclusion reported herein assumes a marketing period of less than one year. According to the Korpacz Real Estate Investor Survey, 4th Quarter 2006, apartment properties in the national market have an average marketing time of 5.73 months. This estimate seems reasonable, given the recent market activity and the subject profile.
PROPERTY HISTORY
The subject property is owned by Fox Run XI. The current improvements were reportedly constructed in 1972 and 1973. There have been no transfers of ownership within the three-year period prior to the date of value. It is our understanding that the subject property is not listed for sale and we are not aware of any contracts of sale pending at this time.
MOST LIKELY BUYER
National and regional investors typically purchase multifamily properties of this size in markets such as the subject.

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 3
DEFINITION OF MARKET VALUE
Market Value, as approved and adopted by the Appraisal Foundation in the Uniform Standards of Professional Appraisal Practice is as follows:
“The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus.
Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:
1.	buyer and seller are typically motivated;

2.	both parties are well-informed or well advised, and acting in what they consider their best interests;

3.	a reasonable time is allowed for exposure in the open market;

4.	payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and

5.	the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.”

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 4
ECONOMIC BASE ANALYSIS
The subject property is situated in the Township of Plainsboro, Middlesex County, New Jersey. Middlesex County is located in Northern New Jersey.
Generally defined as the eleven-county region in New Jersey (Bergen, Essex, Hudson, Hunterdon, Middlesex, Monmouth, Morris, Passaic, Somerset, Sussex and Union), Northern New Jersey is an integral component of the larger New York Metropolitan area. Centrally located in the Boston to Washington corridor, the region combines excellent transportation links, a diverse and educated work force, a range of housing and proximity to New York City and Philadelphia.
The region is one of contrast and change. In the west, Hunterdon and Sussex counties remain basically rural with much of the area composed of farmland, forests, rolling hills and valleys, and lakes and rivers, although suburbia has begun to put pressure on open space. To the east, in Morris, Somerset and Passaic Counties, the land use is more suburban, with a heavier concentration of population and industry. Passaic County, the birthplace of the American Industrial Revolution, has an old industrial base and a population largely concentrated in Clifton, Passaic and Paterson, three of New Jersey’s larger cities. Morris and Somerset counties are more suburban, with smaller manufacturing bases. Monmouth County is the region’s summer playground, with its beaches on the Atlantic Ocean. Home to major corporate headquarters, financial institutions and research and development activity, these counties have a highly skilled labor force and some of the lowest unemployment rates in the state. Bergen, Essex, Hudson, Middlesex and Union counties are suburban to urban, housing 68.0% of the region’s population and 41.0% of the state’s population. Separated from New York by the Hudson River and Raritan Bay, the eastern portions of these counties (especially Bergen and Hudson) contain some of the most densely developed land in the nation.

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 5
REGIONAL MAP
New Jersey is the nation’s most densely populated state. Approximately 6 million people live in Northern New Jersey and the region houses two thirds of the entire state population. At this point, future growth in many areas is restricted by land costs and infrastructure limitations including traffic congestion, water and sewer shortages and waste disposal restraints. Out migration from the heavily urbanized northeastern counties to the suburban and rural western and southern counties is expected to continue in the coming decade. Growth will be concentrated in the central counties of Middlesex and Somerset along the established transportation corridors of I-287, I-78 and Route 1. New household formations are expected to be concentrated in Bergen, Morris and Middlesex counties. These three counties will gain 153,000, well over half of the total number of new households.

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 6
Northern New Jersey Population Projections

						% Change
County	1998	2005	2008	2010	2015	1998-2005
Bergen	875,200	905,600	918,800	928,800	953,500	3.47%
Essex	766,400	778,400	783,600	787,000	800,600	1.57%
Hudson	570,100	586,300	599,500	605,700	624,300	2.84%
Hunterdon	125,900	134,300	137,500	13,900	148,200	6.67%
Middlesex	731,400	773,300	792,400	804,300	840,600	5.73%
Monmouth	617,900	658,300	674,500	685,400	714,100	6.54%
Morris	470,700	500,500	512,500	520,600	545,400	6.33%
Passaic	494,900	498,600	501,100	503,800	505,300	75.00%
Somerset	291,300	326,800	340,400	348,600	377,100	12.19%
Sussex	146,600	155,800	159,400	162,100	171,200	6.28%
Union	509,900	521,600	526,800	530,700	536,100	2.29%

Source: NJ Dept. of Labor
According to estimates from the US Bureau of the Census, the number of persons living in the region rose by 103,080 from April 2000 to total 5,800,716 in July 2002, an increase of 1.8% compared with the state’s 2.1%. Within the region, Middlesex County posted the largest numeric gain, increasing by 25,387 to 775,549. Other counties with significant growth included Monmouth (14,535), Somerset (12,396) and Bergen (10,973). Population growth was positive for the entire 11-county Northern New Jersey Region. Per capita income in the 11-county northern region was an estimated $42,638 in 2001 (the latest data available on a county level), higher than both the state ($38,625) and nation ($30,413). Incomes in the region are high due, in significant part, to well paying jobs in New York City where many residents work and to the presence of a number of major corporate headquarters, financial institutions and research and development facilities. Seven of the top ten counties with the highest per capita incomes in the state are located in the region. Bergen, Hunterdon, Morris, and Somerset are ranked among the top 50 of the nation’s highest per capita counties.
Transportation
The metropolitan region benefits from a vast transportation infrastructure that has historically provided its framework for growth. The Port of New York/New Jersey is the nation’s largest in terms of both total tonnage and the dollar value of freight hauled. Port Newark/Elizabeth accounts for more than 75% of the total tonnage that moves through New York Harbor and occupies an area in excess of 2,200 acres, providing docking services for over 2,500 ships annually. It is directly accessible to Newark International Airport, the New Jersey Turnpike (Interstate 95) and connecting highways. A dredging project is underway that will provide a 45-foot depth, permitting the next generation of container ships to access the port. In 2001, the Port of New York/New Jersey handled 20 million tons of general cargo including nearly 3.3 million TEUs (20-foot equivalent units) of containerized cargo.
Port Newark and the Elizabeth Port Authority Marine Terminal operate as one fully integrated marine terminal, forming the largest and most comprehensive collection of maritime cargo handling facilities on the East Coast of North America. The entire complex is part of Foreign-Trade Zone No. 49, operated by the Port Authority of New York & New Jersey. Located on the western shore of Newark Bay in Essex and Union counties in New Jersey, the Newark/Elizabeth facility encompasses a full range of maritime commerce activities: major container handling terminals, automobile processing and storage facilities, liquid and solid bulk terminals, break bulk facilities, warehousing and distribution buildings, trucking firms, and an on-dock rail terminal.

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 7
The leading airports in the area are Newark International Airport in northern New Jersey, and Kennedy International and LaGuardia Airports in New York City’s Borough of Queens, and Philadelphia International Airport, in Philadelphia, Pennsylvania.
Newark International Airport was recently renamed Newark Liberty International Airport, and is currently undergoing a $3.8 billion development program that includes the recently completed extension of the AirTrain system, completion of a second International Arrivals Facility, modernizing passenger terminals, improving airport access, expanding roadways, additional parking, and improving runways and taxiways.
Public mass transit needs are served by extensive commuter rail and bus networks, which are primarily designed to provide commuter service between the suburbs and Manhattan. The NJ Transit and the PATH railway systems service the New Jersey suburbs. Covering a service area of 5,325 square miles, NJ Transit is the nation’s third largest provider of bus, rail and light rail transit, linking major points in New Jersey, New York and Philadelphia. The agency’s fleet of 2,025 buses, 614 trains and 45 light rail vehicles serves more than 380,500 customers daily. On 238 bus routes and 12 rail lines statewide, NJ Transit provides nearly 224 million passenger trips each year.
Significant interstate highways serving the Northern New Jersey region include Interstate 95, which connects the area with other cities along the eastern seaboard, Interstate 80, which extends west to Pennsylvania from a junction in northern New Jersey with Interstate 95; Interstate 78, which provides access to New York City via Staten Island and to Pennsylvania to the west; Interstate 287 (completed in late 1993) which provides a western circumferential route around New York City for long distance auto and truck traffic; and Interstate 87, which provides access to New York City from upstate New York and Canada.
Economy and Employment
Northern New Jersey enjoys a highly diverse economy. As of 2003, the New Jersey Department of Labor estimated a work force totaling 2,989,400.
Companies with a presence in the region include a significant number of pharmaceutical companies, such as Aventis Pharma AG and Novartis Pharmeceuticals, which both have their U.S. headquarters in New Jersey, and a thriving R&D sector. New Jersey ranks first nationally in the manufacturing of pharmaceutical products, with 40% of all new drugs approved by the Federal Drug Administration coming from the state. The eastern most counties of Hudson, Essex, and Union include a large industrial sector.
Employment growth by sector for the entire state over the past year is summarized in the following table.

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 8
New Jersey Non-farm Employment Estimates

Sector	Dec. ’05	Dec. ’06	Change
Total Nonfarm	4,101,500	4,122,000	20,500
Total Private Sector	3,446,900	3,462,600	15,700
Goods Producing	499,300	489,400	-9,900
Natural Resources and Mining	1,800	1,900	100
Construction	172,600	173,400	800
Manufacturing	324,900	314,100	-10,800
Service-Providing	3,602,200	3,632,600	30,400
Private Service-Providing	2,947,600	2,973,200	25,600
Trade, Transportation, & Utilities	910,600	909,100	-1,500
Information	97,400	94,400	-3,000
Financial Activities	283,800	284,800	1,000
Professional and Business Services	597,900	607,700	9,800
Educational and Health Services	569,300	580,700	11,400
Leisure and Hospitality	329,900	335,900	6,000
Other Services	158,700	160,600	1,9100
Total Government	654,600	659,400	4,800

Source: NJ Department of Labor
New Jersey’s non-farm employment increased by 20,500, or nearly 0.5%, in 2006. State employment is at an all-time high. The state has regained all of the jobs lost during the national recession, and added more jobs. The December 2006 unemployment rate was 4.2% for the state, and 4.5% for the nation.
With a continued economic rebound expected, the State Department of Labor projects regional employment growth of 11% by 2008, with the majority of new jobs coming in the services, professional/technical and sales sectors.
Conclusion
The region is experiencing positive growth in all sectors of the economy, excluding manufacturing, which is being restructured primarily in response to foreign competition. Employment is at an all time high, above the records set during the boom of the late 1990’s. Services and trade should remain strong due to the region’s location, extensive transportation network, and a highly educated workforce that continue to attract new businesses. Furthermore, the region’s wholesale trade should benefit from strong growth in many emerging economies and in international trade.
County Analysis
Middlesex County is situated within the central-easterly portion of New Jersey and is bordered by Union County to the north, Somerset County and Mercer County to the west, Monmouth County to the south, and Raritan Bay and Staten Island, New York to the east. The county seat, the City of New Brunswick, lies approximately 32 miles southwest of New York City and 70 miles northeast of Philadelphia. The county is comprised of 25 municipalities and contains approximately 318 square miles, making it the 12th largest in size among the state’s 21 counties.
The county is traversed by many major roadways, including the New Jersey Turnpike (Interstate 95), the Garden State Parkway, Interstate 287, and U.S. Routes 1, 9, 18, 27, 35, and 130. Passenger rail and bus lines provide access to Philadelphia, Trenton, Newark, New York City, and various other points. Passenger rail service is provided by New Jersey Transit that provides service along the Northeast

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 9
Corridor line, the North Jersey Coast Line, and the Raritan Valley Line. Amtrak also provides service between Philadelphia and Newark along the Northeast Corridor line. New Jersey Transit and Suburban Transit provide bus service within the county as well as to New York and Philadelphia. Newark International Airport, John F. Kennedy International Airport (in New York City), and LaGuardia Airport (also located in New York City) provide service to county residents.
The northern half of the county is densely developed. The southern portion is more rural, with large tracts of vacant and agricultural land and lower density residential development.
Land use within the county is summarized as follows:
Middlesex County Land Use

Class	# Parcels	% Valuation
Vacant	20,729	4.00
Residential	172,682	57.98
Farm	1,819	.33
Commercial	7,885	13.28
Industrial	2,180	19.10
Apartment	669	5.32
Total	205,964

Source: NJ Municipal Data Book
Much of the rural land in the county’s southern areas is being converted to residential or commercial uses. This trend is expected to continue, as businesses and population seek to escape the congestion and social problems of the state’s urbanized northern areas.
Population
The county enjoys steady population growth, due in large part to the ongoing migration from the urbanized northeastern portion of the state to areas south and west. Population growth since 1970 is summarized as follows:
Middlesex County Population Trends

1990	2000	2005	2010
671,747	750,162	800,915	848,816

Source: DemographicsNow
Income
DemographicsNow estimates that median household income in the county was $68,685 as of 2005. Average household income was $103,075.

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 10
Employment
Growth in employment in the county has coincided with population growth. Much of this employment growth has been in the service sector. Service sector employment gains have been due largely to job growth in health and engineering, management and accounting services. Hospitals account for half of the jobs in health services.
Over the last ten years, Middlesex County’s unemployment rate has been consistently lower than the state and national rates. As of December 2006, the county had an unadjusted unemployment rate of 3.4%, below the state unadjusted unemployment rate of 3.9%.
Major employers in the county are summarized below.
Major Middlesex County Employers

Company	Employees
Telecordia Technology	4,000 - 4,249
Bristol-Myers Squibb	3,750 - 3,999
Merrill Lynch & Company	3,250 - 3,499
Prudential Insurance Company	3,000 - 3,249
Silverline Building Products	3,000 - 3,249
Johnson & Johnson	2,750 - 2,999
Robert Wood Johnson University Hospital	2,750 - 2,999
AT & T	2,500 - 2,749
J.F.K. Medical Center	2,500 - 2,749
St. Peter’s University Hospital	2,250 - 2,499
Dow Jones & Company	1,750 - 1,999
Raritan Bay Medical Center	1,750 - 1,999
White Consolidated Industries	1,750 - 1,999
Amerada Hess Corporation	1,500 - 1,749
Siemens AG	1,500 - 1,749
Source: Middlesex County Office of Economic Development

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 11
AREA MAP
Municipal and Neighborhood Analysis
Plainsboro Township, located in southern Middlesex County, is a growing suburban municipality. Growth has resulted in large part from the township’s location along the dynamic Route One corridor (the state’s largest office submarket).
The township comprises 12.01 square miles and is characterized by agricultural and low-density residential land uses, although there is a significant commercial component in the form of retail, hotel and office development along the Route One corridor.
Median household income as of the 2000 census was $72,097. Population as of 2000 was 20,215, up 42.2% from 1990. Many residents are attracted to the township because of the quality of the local school district, which is consistently ranked among the best in the state.
The subject is located in the southern portion of the township. Other properties in the neighborhood include single-family residences, schools, parks, the township municipal building, and a small business park. Plainsboro Pond borders the subject to the south. The Princeton Junction train station, located less than two miles south of the subject in West Windsor, provides commuter access to New York City. Route One, which features a high concentration of retail and office uses, is located approximately two miles west of the subject.
The subject is very well located for apartment use, given the nature of its neighborhood and its convenient access to shopping and employment.

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 12
NEIGHBORHOOD MAP

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 13
SITE ANALYSIS

Location	The site is located along the southern side of Plainsboro Road, approximately 500 feet of its intersection with Edgemere Avenue. The site also features a small amount of frontage along the eastern side of Pond View Road. The site is bordered to the south by Plainsboro Pond.

Size	The site comprises 46.409 acres.

Excess Land	None

Topography	The site’s topography varies, but is generally level and at street grade.

Street Improvements	Plainsboro Road is an asphalt paved, two-way lane, concrete curbed thoroughfare.

Desirability of Location	Good

Access to Major Arteries	Good

Access to Local Arteries	Good

Curb Appeal	Good

Ingress/Egress	Average

Visibility from Road	Average

Public Transportation	Average

Neighborhood Appearance	Good

Easements	The appraisers were not provided with a site survey or title documents that provide information on the existence of easements and encroachments. Other than typical utility easements, visual observation of the site did not reveal the existence of adverse easements or encroachments. However in the absence of a site survey and title documents, the appraiser makes no representation as to the presence of adverse easements or encroachments.

Soil Conditions	Visual observation does not indicate any surface or subsurface soil conditions that are unusual for the area. Based on our inspection, it appears that the soil is of adequate load bearing capacity to support the subject improvements. No major foundation cracks were visible upon inspection of the subject improvements that would indicate the subsoil conditions are not stable. No nuisances or hazards were noted.

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 14

Flood Zone:	According to the FEMA Flood Insurance Rate Map Number 3402750004B, dated June 19, 1985, all or nearly all the subject site is located within Zone C, an area of minimal flooding. It appears that a small area of the southern portion of the site along Plainsboro Pond may lie within Zone A, an area of 100-year flooding. Since this portion of the site is unimproved, its potential location in a flood zone does not diminish the utility or marketability of the existing improvements. A survey is recommended to definitively determine the subject’s flood zone status.

Land Use Restrictions	The appraisers are unaware of any deed restrictions, which may adversely affect the utility of the subject site; however, this is not a guarantee that such restrictions may exist. Therefore, it is recommended that a current title policy be obtained for the subject property, which would disclose any land use restrictions that may exist.

Zoning:	The subject site is located within the PCD Planned Development Zone. The subject is a legal conforming use within this district.

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 15
REAL ESTATE TAXES
The subject is within the taxing jurisdiction of Plainsboro Township. Taxes are on a calendar year basis. The subject’s assessment and tax information is summarized as follows.

Assessor’s I.D.	Block 2001, Lots 3 & 17
Equalization Rate	92.63%
Total Assessment	$45,396,000
Tax rate per $100 of Value	$2.049 (2006 rate, 2007 rate not yet established).
Annual Taxes	$930,164
Payment Due Date	Paid quarterly on a calendar year basis.
The most recent municipal revaluation occurred in 2005. There is no revaluation planned for the near future. Applying the equalization rate to the assessment results in the assessor’s market value estimate of $49,007,881. This is 52.1% below our market value estimate of $102,300,000. As a result, there is the chance that the subject’s tax burden could increase significantly upon reassessment.

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 16
DESCRIPTION OF IMPROVEMENTS
The subject site is improved with a 776-unit garden apartment complex known as the Fox Run Apartments. Construction of the improvements was reportedly completed in 1972 and 1973. The property contains a mix of one and two-bedroom units types, with an average units size of 713 square feet. The units are located in 58 buildings located along both sides of Fox Run Drive, a private thoroughfare which runs through entire site and leads to Plainsboro Road.
The buildings feature wood frame construction with vinyl siding and brick veneer exterior walls and pitched roofs covered with composition shingles. Amenities common to all units include standard kitchen appliances (refrigerator/freezer, oven/range, garbage disposal and dishwasher) and decks or patios. Some units (reportedly about 35%) have washers and dryers. Community amenities include an on-site management/leasing office, an in ground pool, tennis court, fitness center, and a business center.
Construction details are further summarized as follows.

KTR Newmark Site Inspector	John J. DeFoe
Date of Inspection	January 19, 2007
Property Contact	Rebecca Farrand - On-site Manager
Year Built	1972 & 1973
Number Units	776
Buildings, Stories	58 buildings, two-story
Parking	There is an adequate amount of open space parking in the numerous lots near the buildings.
Foundations:	Reinforced concrete
Frame:	Wood
Exterior Walls:	Vinyl and brick siding
Roof:	Pitched covered with composition shingles. Roofs over open stairways to second floor units are flat.
Doors and Windows:	Exterior entrance doors are solid core wood. Interior doors are hollow-core wood. Windows are sliding style. Sliding glass doors provide access to patios and balconies.
HVAC:	Units feature individual gas fired forced hot air heating and electric central air conditioning. Plumbing: Kitchens contain sink, dishwasher, and garbage disposal. Bathrooms contain toilets, and vanity sink and tub/shower combinations with ceramic tile surrounds.
Electrical:	Each apartment has its own breaker box and is separately metered for electricity.
Walls and Ceilings:	Walls and ceilings are painted sheetrock.
Floors:	Interior floors are carpet over padding in living areas and bedrooms with ceramic tile or vinyl flooring in the entrance area, kitchen, and bathrooms.
Kitchen Equipment:	Built-in cabinets are wood with laminate counter tops and stainless steel sink. Appliances include a gas stove/range, dishwasher, garbage disposal and refrigerator/freezer.
The following chart illustrates the property’s unit breakdown and size.

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 17
SUBJECT PROPERTY UNIT MIX AND SIZES

Type	Number	Size(SF)	Total Size (SF)
1BR/1BA	624	675	421,200
2BR/1BA	72	835	60,120
2BR/1.5BA	80	900	72,000

Total/Avg.	776	713	553,320
The improvements are of good quality and in average condition, with no significant deferred maintenance noted. Appeal is good, given the layouts of the site and the apartment units.

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 18
APARTMENT MARKET OVERVIEW
Apartments remain a staple in the portfolios of institutional investors. Although massive new development in some markets has resulted in diminished investor interest, demand remains very strong in markets with significant barriers to entry. The average overall capitalization rate reported by participants in the Korpacz Real Estate Investor Survey stood at 5.97% in the fourth quarter of 2006, 16 basis points below a year earlier. This reflects the continued strong demand from investors in the national apartment market.
Investors consider apartments to be attractive real estate investments for the following reasons:
1.	The diversity of the tenant base in apartment properties reduces uncertainty with regard to releasing risk over time;
2.	The strength of rental demand of apartment units is more readily determined from demographic data than most other property types;
3.	The short-term nature of most apartment leases forces property managers to adjust rents to market on a regular basis; and
4.	The relative stability of apartment cash flows makes multi-family properties a more liquid investment as compared to other types of commercial properties.
Investor demand for apartments in the New York region remains high, due to steady population and household growth, decreasing home affordability, and relatively limited potential for new development.
Northern New Jersey Market
The Northern New Jersey apartment market is considered among the stronger markets in the nation. This is due to the diversity of the regional economy, relatively high home ownership costs, and limited new development due to the scarcity of sites remaining to be developed.
Apartment development trends in Northern New Jersey are summarized in the following table.

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 19
Northern New Jersey
Apartment Development Trends

Units
Year	Completed
1999	2,100
2000	2,000
2001	1,150
2002	1,100
2003	2,250
2004	1,300
2005	350
2006*	1,000

Source: Marcus & Millichap
* Estimate
According to Marcus & Millichap, vacancy at mid-year 2006 was 4.1%, down 20 basis points from the prior year. Given the downturn in new construction, and continued household and population growth, vacancy is expected to decrease in the near future. In October 2006, Marcus & Millichap forecast a year-end vacancy rate of 3.9%.
Marcus & Millichap reports regional rent growth of 2.8% for 2006, to an average asking rent of $1,404. Effective rents are estimated to have increased by 3.1% during the year, to $1,349 per month. Given the current low vacancy rate, a low level of new development, and the continued increase in demand, further rent growth is expected in the near term.
Marcus & Millichap ranked the Northern New Jersey market 27 out of the nation’s 55 markets in terms of fundamental strength for 2006. This ranking is down twelve places from 2005. Improving economic conditions, restrained new development, and the increasing cost of home ownership are expected to maintain upward pressure on rent and occupancy levels.
Submarket Analysis
The local apartment market has been characterized by high occupancy levels and steadily increasing rents. Rent growth is attributed to ongoing population and household growth, a relatively low level of new apartment development, and steadily increasing home ownership costs.
Among the subject and its four most direct competitors, occupancy levels range from 95% to 97%, with a weighted average occupancy level of 96%.
Conclusion
Given the strength of the regional and local apartment markets, the outlook for the subject property is quite positive.

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 20
ECONOMIC RENT ANALYSIS
Four competitive properties are presented on the following pages. They are located near the subject and are generally comparable to the subject in terms of physical characteristics. The information regarding the rent comparables was obtained through interviews of rental agents and property managers.

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 21
Rent Comparable One

Address:	Hunters Glen 11-09 Hunters Glen Drive Plainsboro

Number of Units:	896

Description:	Two-story garden apartment complex which is very similar to subject in terms of age, design, quality, condition, and appeal.

In-Unit
Amenities:	Garbage disposal, dishwasher, washers and dryer in select units, patio/balconies, air conditioning and carpeting.

Common Area:	Fitness center, shared laundry rooms, swimming pool, playground, basketball court, and tennis court. Outdoor parking and bus shuttle to Princeton Junction train station.

Rental Summary:

					Min Rent	Max Rent
Unit Type	Min SF	Max SF	Min Rent	Max Rent	PSF	PSF
1 BR	695	695	$939	$1,039	$1.35	$1.49
2 BR	835	835	$1,219	$1,299	$1.46	$1.56
2 BR	920	920	$1,329	$1,409	$1.44	$1.53

Utilities:	Tenant pays for all utilities.

Concessions:	NA

Occupancy:	95%

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 22
Rent Comparable Two

Address:	Deer Creek 305 Deer Creek Drive Plainsboro

Number of Units:	288

Description:	Two-story garden apartment complex which is generally comparable to subject in terms of physical characteristics and appeal.

In-Unit
Amenities:	Garbage disposal, dishwasher, microwave, washers and dryer in select units, patio/balconies, air conditioning, ceiling fans and carpeting.

Common Area:	Fitness center, shared laundry room, swimming pool, paved jogging trail, sand volleyball court, and tennis court. Outdoor parking and bus shuttle to Princeton Junction train station.

Rental Summary:

					Min Rent	Max Rent
Unit Type	Min SF	Max SF	Min Rent	Max Rent	PSF	PSF
1 BR	695	695	$929	$1,019	$1.34	$1.47
2 BR	835	835	$1,219	$1,289	$1.46	$1.54
2 BR	920	920	$1,319	$1,409	$1.43	$1.53

Utilities:	Tenant pays for all utilities.

Concessions:	Varies

Occupancy:	95%

Comments:	There are $80 and $90 amenity fees per lease term for one and two-bedroom units respectively.

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 23
Rent Comparable Three

Address:	Raven’s Crest 32-17 Ravens Crest Drive Plainsboro

Number of Units:	704

Description:	Two-story garden apartment complex which is generally comparable to subject in terms of physical characteristics and appeal.

In-Unit Amenities:	Individual HVAC controls, dishwasher, washers and dryer, patio/balconies, storage, and walk-in closets. Some units have fireplaces.

Common Area:	Package service, extra storage, swimming pool, playground, and tennis court and outdoor parking.

Rental Summary:

					Min Rent	Max Rent
Unit Type	Min SF	Max SF	Min Rent	Max Rent	PSF	PSF
1 BR	672	772	$885	$1,005	$1.28	$1.30
2 BR/1BA	880	880	$1,130	$1,195	$1.28	$1.36
2 BR/2BA	939	982	$1,285	$1,450	$1.37	$1.48
2 BR/2BA/den	1,131	1,131	$1,450	$1,500	$1.28	$1.33

Utilities:	Tenant pays for all utilities.

Concessions:	None

Occupancy:	96%

Comments:	There is a $175 annual recreational fee the first year and $50 a year after that. New tenants must pay a $45 inspection fee.

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 24
Rent Comparable Four

Address:	Pheasant Hollow 19-12 Pheasant Hollow Drive Plainsboro

Number of Units:	440

Description:	A good quality two-story apartment property consisting of a 400 one and two- bedroom units built in 1981.

In-Unit
Amenities:	Garbage disposal, dishwasher, patio/balconies, air conditioning, and cable ready. Some units have fireplaces.

Common Area:	On site laundry room and tennis court with access to pool at Quail Ridge for fee. Outdoor parking and bus shuttle to Princeton train station or New Jersey Transit bus to New York City.

Rental Summary:

					Min Rent	Max Rent
Unit Type	Min SF	Max SF	Min Rent	Max Rent	PSF	PSF

1 BR	647	647	$870	$870	$1.34	$1.34
2 BR/1BA	854	854	$1,119	$1,119	$1.31	$1.31
2 BR/2BA	911	911	$1,225	$1,225	$1.34	$1.34

Utilities:	Tenant pays for all utilities.

Concessions:	$250 off first month rent for one-year lease.

Occupancy:	96%

Comments:	There are $80 and $90 amenity fees per lease term for one and two-bedroom units respectively.

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 25
ANALYSIS

The tables below illustrate the comparables with the most similar floor plans in relation to the subject’s floor plans.
ONE-BEDROOM FLOOR PLANS

Comparable #	Unit Size (SF)	Rent/Month	Rent/SF
Subject Asking	675	$949-$1,049	$1.41-$1.55
Subject Average Contract	675	$951	$1.41
Hunters Glen	695	$939-$1,039	$1.35-$1.49
Deer Creek	695	$929-$1,019	$1.34-$1.47
Raven’s Crest	672 - 772	$885-$1,005	$1.28-$1.30
Pheasant Hollow	647	$870	$1.34
TWO-BEDROOM FLOOR PLANS

Comparable #	Unit Size (SF)	Rent/Month	Rent/SF
Subject Asking	835	$1,209 - $1,319	$1.45-$1.58
Subject Average Contract	835	$1,191	$1.43
Subject Asking	900	$1,289 - $1,399	$1.43-$1.55
Subject Average Contract	900	$1,278	$1.42
Hunters Glen	835 – 920	$1,219 - $1,409	$1.44-$1.56
Deer Creek	835 – 920	$1,219 - $1,409	$1.43-$1.54
Raven’s Crest	880 – 1,131	$1,130 - $1,500	$1.28-$1.48
Pheasant Hollow	854 - 911	$1,119 - $1,225	$1.31-$1.34
The subject’s asking and average contract rents are consistent with the comparable rents and one another. To estimate potential rental income for the upcoming year, average contact rents will be applied. These rents will be escalated by 1.5% to reflect estimated annual market rent growth of 3.0%.

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 26
HIGHEST AND BEST USE
HIGHEST AND BEST USE AS IF VACANT

Surrounding Land Uses: Residential, Parks, Commercial

Physically Possible:	Site can support various types of development.
Legally Permissible:	Multifamily
Conclusion:	As if vacant, a garden apartment complex.
HIGHEST AND BEST USE AS IMPROVED

Current Improvement:	776-unit garden apartment complex constructed in 1972 & 1973.
Conclusion:	Continued apartment use.

Fox Run Apartments Plainsboro, New Jersey	January 19, 2007 Page 27
VALUATION
There are three traditional approaches that can be employed in establishing Market Value. These approaches and their applicability to the valuation of the subject property are summarized as follows:
THE COST APPROACH

This method estimates the replacement or reproduction cost of the improvements, less the estimated depreciation (physical, functional, economic), plus the estimated market value of the land, in order to arrive at a final value indication. This approach is based on the premise that an informed purchaser would pay no more for a property than the cost of constructing a building of similar utility and condition. The Cost Approach is a reliable indicator of value for: (a) new properties; (b) special use properties; and (c) properties where the cost of reproducing the improvement is easily and accurately quantified and there is no external or economic obsolescence. Due to the age of the improvements, they have incurred physical deterioration due to normal wear and usage. Given the inherent inaccuracies and subjectivity involved in estimating substantial degrees of physical deterioration, the cost approach is not considered a reliable, independent approach to value in this instance.
THE SALES COMPARISON APPROACH

Using this technique, the property value is indicated by comparing the subject to similar, nearby properties that have recently sold. Essentially, the procedure is to gather bona fide, recent arm’s length sales of comparable properties and compare the most important characteristics of the sales to the subject. Adjustments are then made to the comparable properties for differences such as terms of financing, date of sale, location, and physical characteristics.
Attaining data with a high degree of comparability is most important when this technique is utilized. The reliability is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences and the absence of non-typical conditions affecting the sales price. Given the availability of recent comparable sales, this approach has been employed in the valuation process.
THE INCOME CAPITALIZATION APPROACH

The Income Capitalization Approach is a process in which the anticipated flow of future benefits is capitalized into a value indication. The Income Capitalization Approach is widely applied in appraising income-producing properties. The reliability of this technique is dependent upon the reliability of the net income estimate and the capitalization rate. Since the subject is income producing realty and anticipated to continue to be so, this approach has been employed in the valuation of the Leased Fee Estate.
RECONCILIATION AND FINAL VALUE ESTIMATE

The final step in the Appraisal Process is the reconciliation of the value indicators into a single value estimate. In the reconciliation or correlation, the appraiser considers the relative applicability of each of the three approaches, examines the range between the value indications and places major emphasis on the approach that appears to produce the most reliable solution to the specific appraisal problem. The purpose of the appraisal, the type of property and the adequacy and reliability of the data are analyzed and appropriate weight is given to each of the approaches to value.

Fox Run Apartments	January 19, 2007
Plainsboro, New Jersey	Page 28

INCOME CAPITALIZATION APPROACH
Investment properties are normally valued in proportion to their ability to produce income; hence, an analysis of the property in terms of its ability to provide a sufficient net annual return on invested capital is an important means of valuing any asset. Value is estimated by deducting an appropriate vacancy and collection allowance and all applicable expenses from the anticipated gross annual income to arrive at a projected net operating income, which is then capitalized at an interest rate, or investment, yield, commensurate with the risk inherent in the ownership of the property. Such a conversion of projected income considers competitive returns offered by alternative investments.
There are two primary income capitalization methods: Direct Capitalization, which converts a single year’s net operating income into an indication of value and the Discounted Cash Flow Analysis (DCF), which estimates the present worth through the process of discounting the forecasted net income and the reversionary sale over the course of an anticipated investment period. The Direct Capitalization technique is employed in this analysis.
DIRECT CAPITALIZATION
The basic steps in the Direct Capitalization method are as follows:
1.	Calculate POTENTIAL GROSS INCOME from the dwelling units;

2.	Estimate VACANCY AND CREDIT LOSS to arrive at Effective Gross Income;

3.	Estimate OPERATING EXPENSES to arrive at the stabilized Net Operating Income;

4.	Develop the OVERALL CAPITALIZATION RATE;

5.	Divide NOI by the CAP RATE to arrive at VALUE.
Potential Rental Income: Potential rental income is estimated based on current average contract rents. Rental income is not applied to the unit utilized as a leasing and administrative office. Our calculation of potential rental income is summarized below.

		Potential	Total Potential
Unit Type	Units	Rent	Rent
1BR/1BA	624	$951	$593,424
2BR/1BA	72	$1,191	$85,752
2BR/1.5BA	80	$1,278	$102,240

Total/Avg.	776	$1,007	$781,416
As indicated, potential rental income is $781,416 per month, or $9,376,992 per year. To reflect estimated annual market rent growth of 3.0% (our general inflation estimate), this amount will be escalated by 1.5%, resulting in estimated potential rental income of $9,517,647 for the upcoming year.
Vacancy and Credit Loss: As of the date of inspection, the subject property was 97% occupied. The cited competitors reflect a vacancy rate range of 95 to 96%. The vacancy loss is estimated at 4.0% of potential rental income. In addition, a 1.0% allowance for credit loss is assessed. The combined vacancy and credit loss allowance equates to 5.0%.
Concession Loss: There are some limited concessions employed in the subject market, despite high occupancy rates. Over the past four years concession loss ranged from 2.8 to 4.2% of potential rental income, with an average of 3.5%. For 2007, management budgeted concession loss of 0.3%. Based on the subject’s history and budget, concession loss is estimated at 3.0% of potential rental income.

Fox Run Apartments	January 19, 2007
Plainsboro, New Jersey	Page 29

Utility Reimbursements: Utility reimbursements ranged from $591 to $596 per unit over the past three years. For 2007, management has budgeted utility reimbursement income of $588 per unit. Based on the subject’s operating history and management’s budget, estimated utility reimbursement income for the upcoming year is $600 per unit.
Other Income: Included within this category is the revenue received from such items as application fees, forfeited deposits, late fees, pet fees, and rent premiums for short term leasing. Over the past four years, other income at the subject ranged from $561 to $601 per unit. Management has budgeted other income of $646 per unit for 2007. Based on the subject’s operating history and 2007 budget, other income is estimated at $650 per unit for the upcoming year.
Expenses: In order to project expenses for valuation purposes, the expenses historically incurred in the operation of the subject property have been reviewed and analyzed. The 2007 budget has also been considered. In addition, we have given consideration to the median expenses reported in a recent IREM survey of garden apartment complexes in the subject area. The following table presents a summary of the subject’s expense history and budget as well as our projection for the upcoming year.
SUMMARY OF HISTORICAL OPERATIONS FOX RUN APARTMENTS

	2003		2004		2005		1 - 11/06 Annualized		2007 Budget		KTR FY 2008
Income	Total	Per Unit	Total	Per Unit	Total	Per Unit	Total	Per Unit	Total	Per Unit	Total	Per Unit
Potential Rental Income	$8,679,229	$11,185	$8,852,060	$11,407	$8,959,468	$11,546	$9,162,569	$11,807	$9,454,411	$12,184	$9,517,647	$12,265
Vacancy & Collection Loss	($625,276)	($806)	($969,680)	($1,250)	($725,703)	($935)	($384,995)	($496)	($417,355)	($538)	($475,882)	($613)
Concession Loss	($362,102)	($467)	($245,581)	($316)	($362,101)	($467)	($266,651)	($344)	($29,731)	($38)	($285,529)	($368)

Effective Rental Income	$7,691,851	$9,912	$7,636,799	$9,841	$7,871,664	$10,144	$8,510,924	$10,968	$9,007,325	$11,607	$8,756,235	$11,284

Utility Reimbursements	$173,180	$223	$462,125	$596	$460,478	$593	$458,774	$591	$456,067	$588	$465,600	$600
Other Income	$455,533	$587	$461,738	$595	$435,597	$561	$466,102	$601	$501,362	$646	$504,400	$650

Effective Gross Income	$8,320,564	$10,722	$8,560,662	$11,032	$8,767,739	$11,299	$9,435,800	$12,160	$9,964,754	$12,841	$9,726,235	$12,534

Expenses
Real Estate Taxes	$1,104,345	$1,423	$1,120,407	$1,444	$955,030	$1,231	$1,022,477	$1,318	$1,083,524	$1,396	$958,069	$1,235
Insurance	$240,009	$309	$224,243	$289	$223,956	$289	$274,909	$354	$289,237	$373	$291,000	$375
Repairs & Maintenance	$513,176	$661	$535,108	$690	$610,901	$787	$556,952	$718	$570,647	$735	$582,000	$750
Utilities	$817,575	$1,054	$782,094	$1,008	$890,684	$1,148	$840,463	$1,083	$903,503	$1,164	$892,400	$1,150
Payroll	$402,145	$518	$434,359	$560	$517,326	$667	$479,871	$618	$510,509	$658	$504,400	$650
Marketing	$35,581	$46	$92,304	$119	$96,465	$124	$138,088	$178	$153,682	$198	$155,200	$200
Management Fees	$410,151	$529	$417,125	$538	$438,619	$565	$469,677	$605	$502,903	$648	$291,787	$376
General & Adminstrative	$174,643	$225	$188,485	$243	$221,606	$286	$211,694	$273	$178,757	$230	$194,000	$250
Reserves	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$232,800	$300

Total	$3,697,625	$4,765	$3,794,125	$4,889	$3,954,587	$5,096	$3,994,131	$5,147	$4,192,762	$5,403	$4,101,656	$5,286

Net Operating Income	$4,622,939	$5,957	$4,766,537	$6,142	$4,813,152	$6,203	$5,441,668	$7,012	$5,771,992	$7,438	$5,624,579	$7,248

Real Estate Taxes:	Real Estate taxes are estimated by increasing the 2006 amount to reflect 3.0% annual inflation.

Insurance:	Based primarily on management’s budget, the insurance expense is estimated at $375 per unit.

Repairs & Maintenance:	This category includes all costs associated with the upkeep and maintenance of the property. Since 2003, this expense has ranged from $661 to $787 per unit, with $735 per unit budgeted for 2007. Based on the subject’s operating history and management’s budget, the repairs and maintenance expense is estimated at $750 per unit.

Utilities:	Based on the subject’s recent operating history and management’ sbudget, the estimated utilities expense is $1,150 per unit.

Fox Run Apartments	January 19, 2007
Plainsboro, New Jersey	Page 30

Payroll:	This expense covers salaries, payroll taxes, and workers compensation insurance for on site management, leasing, and maintenance personnel. Based on the subject’s operating history and budget, the estimated payroll expense is $650 per unit.

Marketing:	Based on the subject’s recent operating history and management’s budget, the estimated marketing expense is $200 per unit.

Management Fees:	The estimated management fee is 3.0% of effective gross income. This amount is market consistent for apartment complexes of the subject’s size.

General & Administrative:	Office expenses, telephone, computer maintenance and supplies, professional fees and miscellaneous expenses are covered in this category. Based on the subject’s operating history and budget, a general& administrative expense of $250 per unit is estimated.

Reserves for Replacement:	In addition to the repairs and maintenance expenditures, the property will incur annual capital expenditures to keep it in prime condition. A reserve category is typical for multifamily property; therefore we have included reserves as an additional budget item. A reserve for replacement allowance of $300 per unit or $232,800 is estimated for the subject property.

Total Expenses:	Total expenses have been estimated at $4,101,656 or $5,286 per unit inclusive of reserves. The resulting operating expense ratio equates to approximately 42%.

Net Operating Income:	The Net Operating Income is that amount of the income remaining after paying all operating expenses. This affords the owner capital with which to satisfy the debt service, if any, and provide a return on the owners equity. We have estimated the NOI to be $5,624,579.

Fox Run Apartments	January 19, 2007
Plainsboro, New Jersey	Page 31

INCOME AND EXPENSE PRO FORMA

Income	Total	Per Unit
Potential Rental Income	$9,517,647	$12,265
Vacancy & Collection Loss	($475,882)	($613)
Concession Loss	($285,529)	($368)

Effective Rental Income	$8,756,235	$11,284

Utility Reimbursements	$465,600	$600
Other Income	$504,400	$650

Effective Gross Income	$9,726,235	$12,534

Expenses
Real Estate Taxes	$958,069	$1,235
Insurance	$291,000	$375
Repairs & Maintenance	$582,000	$750
Utilities	$892,400	$1,150
Payroll	$504,400	$650
Marketing	$155,200	$200
Management Fees	$291,787	$376
General & Adminstrative	$194,000	$250
Reserves	$232,800	$300

Total	$4,101,656	$5,286

Net Operating Income	$5,624,579	$7,248
Capitalization: Capitalization rates express relationships between net income and total value. The rate employed must be consistent with and reflective of those rates currently employed by investors active in the market place.
In order to perform this analysis, estimates of an appropriate capitalization rate must be formed. By its nature this is a judgmental process, however, selected rates should approximate the investment perimeters expected to be employed by the most probable buyer for the subject property.
Several approaches are typically followed in selecting the investment parameters; review and analysis of alternative real estate and non-real estate investments; review and analysis of published real estate investor surveys; derivation of rates from empirical market data; and use of in-house experience with similar types of investments.

Most Probable Buyer	Considering the size and quality of the asset, the subject buyer would most likely attract national or regional investors.

Survey of Investors
The most useful approach used to estimate an approximate rate of return required by the most probable buyer is to analyze the current investment parameters applied by institutional investors and advisors to real estate pension and portfolio funds when acquiring real estate. According to the Fourth Quarter 2006 Korpacz Real Estate Investor Survey, capitalization rates for institutional grade apartment properties range from 3.5% to 8.0% with an average of 6.0%. The subject property is a very well

Fox Run Apartments	January 19, 2007
Plainsboro, New Jersey	Page 32

located garden apartment property. The subject property would likely appeal to a multitude of national and regional investors.

Market Extraction
The sales utilized in the Sales Comparison Approach reflect a capitalization rate range of 4.9% to 7.0%, with an average of 5.6%. The sales are of regional apartment properties. Given the subject’s location and physical attributes and considering the potential for the subject’s real estate tax expense to increase significantly in the event of a reassessment, a subject capitalization rate slightly below the average is appropriate.

Conclusion	Considering the investor surveys and the capitalization rates reflected by the comparable sales, an appropriate capitalization rate for the subject property is concluded to be 5.5%.

Valuation:	Capitalizing the estimated Net Operating Income of $5,624,579 at 5.5%results in a value conclusion of $102,265,073, rounded to $102,300,000.

Final Value:	$102,300,000

Fox Run Apartments	January 19, 2007
Plainsboro, New Jersey	Page 33

THE SALES COMPARISON APPROACH
The Sales Comparison Approach to value is the process of comparing recent sales of competitive properties. The estimated value derived via this approach represents the probable price at which the subject property would be sold by a willing seller to a willing buyer as of the date of value.
To estimate the property value by the Sales Comparison Approach, five local apartment property sales, which are summarized in the following table, have been examined and analyzed.
The price per apartment unit has been relied upon as the unit of comparison in this approach. The comparative process involves judgment as to the similarity between the subject property and the comparable sale property with regard to a variety of factors affecting value such as location, age and condition of the structure, market conditions, rent levels, property rights conveyed, financing terms, conditions of sale, operational efficiencies and other factors.
ANALYSIS OF SALES: The comparable sales are summarized in the following table.
SUMMARY OF COMPARABLE BUILDING SALES

	Sale 1	Sale 2	Sale 3	Sale 4	Sale 5

	Crystal Ridge	Avalon at		Brookside
Name	Club	Aberdeen Station	Carlton Club	Gardens	Matawan Village
Location	Watchung, NJ	Aberdeen, NJ	Piscataway, NJ	Somerville, NJ	Matawan, NJ
Sale Date	9/06	6/06	4/06	1/06	1/06
Price Per Unit	$247,006	$198,621	$82,569	$103,193	$96,528
OAR	5.0%	5.5%	5.5%	4.9%	7.0%
NOI/Unit	$12,350	$10,924	$4,541	$5,056	$6,757
Number of Units	334	290	436	642	72
Year Built	2003	2002	1965	1939	1950’s
The sales reflect per unit prices ranging from $82,569 to $247,006. The primary difference between the comparables and the subject are location, quality, condition and unit mix/average unit size.
The most value influencing difference between the subject and the comparable sales is the amount of net operating income generated on a per unit basis. In an attempt to quantify appropriate adjustments to the prices indicated by the comparables, we have analyzed the difference between the net operating income (NOI) per unit of the comparables relative to the NOI of the subject property. In this analysis we have adjusted the sale price of the comparables based on the percentage difference in net income. This factor takes into account the adjustments necessary for the aforementioned factors that are considered to have the most impact on value.
The adjustments applied to the comparable sales are summarized as follows.

Fox Run Apartments	January 19, 2007
Plainsboro, New Jersey	Page 34

PRICE PER UNIT ANALYSIS

			Subject	Adjustment	Adjusted
Sale	Price/Unit	NOI/Unit	NOI/Unit	Factor	Price/Unit

1	$247,006	$12,350	$7,248	0.59	$144,964
2	$198,621	$10,924	$7,248	0.66	$131,784
3	$82,569	$4,541	$7,248	1.60	$131,782
4	$103,193	$5,056	$7,248	1.43	$147,918
5	$96,528	$6,757	$7,248	1.07	$103,543
The adjusted unit prices range from $103,543 to $144,964 with an average of $131,998. As discussed in the Income Capitalization Approach, the estimated capitalization rate for the subject is 5.5%. This is the rate reflected by Sales Two and Three (5.5%), which reflect adjusted unit prices of $131,784 and $131,782. A similar subject value is suggested. Accordingly, the estimated unit value for the subject is $132,000. Applied to the subject’s 776 units, this results in a total value estimate of $102,432,000, rounded to $102,400,000.

Value via the Sales Comparison Approach	$102,400,000

Fox Run Apartments	January 19, 2007
Plainsboro, New Jersey	Page 35

RECONCILIATION

Cost Approach	N/A
Income Capitalization Approach	$102,300,000
Sales Comparison Approach	$102,400,000
Income Capitalization and Sales Comparison Approaches to value were employed in the appraisal of the subject property. Buyers and sellers rarely rely on the Cost Approach to price commercial real estate. Furthermore, the age of the improvements and subjectivity involved in estimating substantial degrees of physical deterioration reduces the reliability of this approach. As such, a Cost Approach was not employed.
The value derived from the Income Capitalization Approach is well documented and market oriented. Sufficient sales data was available from the local and regional markets in order to develop a Sales Comparison Approach. The value derived through use of the Sales Comparison Approach supports the value concluded for the property via the Income Approach. Due to the income producing nature of the subject property, the results of the Income Capitalization Approach are emphasized.

FINAL ESTIMATE OF VALUE:	$102,300,000

ADDENDA

SUBJECT PHOTOGRAPHS
Plainsboro Road – Northwesterly View
Plainsboro Road – Southeasterly View

SUBJECT PHOTOGRAPHS
Fox Run Drive – Southwesterly View
Typical Building

SUBJECT PHOTOGRAPHS
Typical Building
View of Pond from Subject Property

SUBJECT PHOTOGRAPHS
Pool
Tennis Courts

SUBJECT PHOTOGRAPHS
Typical Kitchen
Typical Living Room

SUBJECT PHOTOGRAPHS
Typical Bathroom

AERIAL PHOTOGRAPH

John J. DeFoe, MAI
John is the manager of the New Jersey office of KTR Valuation & Consulting Services, LLC. His responsibilities include completion of appraisal and consulting assignments, staff supervision, appraisal review, and client development.
Since beginning his real estate career in 1988, John has appraised and analyzed all types of commercial real estate throughout the United States, including shopping centers, industrial properties, office buildings, apartments, and vacant land. Assignments have been performed for a variety of clients, including banks, mortgage conduits, insurance companies, government agencies, attorneys, and property owners. From 1998 through 2002, John managed KTR’s Los Angeles office. Prior to joining KTR, he was employed by several New York regional appraisal firms.
John received a Master of Science degree in Real Estate (concentration in Valuation and Analysis) from New York University in 1995 and a Bachelor of Arts degree in Economics (concentration in Finance) from Rutgers University in 1988. He has attended numerous courses and seminars offered by the Appraisal Institute.
John is a member of the Appraisal Institute and is a Certified General Real Estate Appraiser in the State of New Jersey.